Exhibit 99.1

STORMCAT
ENERGY CORPORATION

October 11, 2005

# Legal Disclaimer

This presentation is dated as of October 14, 2005 ("Presentation Date"). Any information disclosed under Canadian or U.S. securities laws, including, but not limited to, Storm Cat's Annual Report on Form 20-F is not in any way qualified, amended, modified or supplemented by information contained in this presentation. Although Storm Cat believes the information contained in the presentation, including forward-looking statements, to be correct at the Presentation Date, Storm Cat does not warranty the completeness of this presentation, nor does Storm Cat undertake any obligation to update publicly or revise any forward-looking statements.

*Forward-Looking Statements*: This publication contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Company's current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. Words such as "anticipates", "expects", "intends", "plans", "believes" or similar expressions are intended to identify forward-looking; but the fact that any of these words does not appear does not mean the statement is not forward-looking statements. Statements including, but not limited to, those relating to reserves, resources, or reserve potential are deemed to be forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, imprecision of reserve estimates, changes in environmental and other regulations, political and economic conditions in the countries in which Storm Cat and its subsidiaries operate, accidents and other risks associated with gas exploration and development operations, the Company's need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company's various filings with the Securities and Exchange Commission ("SEC")and Canadian securities regulators, including the Company's Form 20-F filed July 5, 2005. The foregoing list of factors that could cause future results to differ from forward looking statements is not exhaustive.

# Company Profile

| | |
|---|---|
| **Stock Symbol/Exchange** | SCU, AMEX<br>SME, TSX-V Tier 1 |
| **Shares Outstanding September 30th** | 51,095,270<br>64,982,630 fully diluted<br>145,621,500 Market Cap – U.S. |
| **Insider Holdings** | 3,840,540<br>7,283,696 with options and warrants |
| **Average Daily Trading Volume** | >300,000 Shares |
| **Toronto Listing** | Anticipated by year end |
| **Bank Debt** | Debt free |

# Management Team

| *Individual* | *Title* | *Experience* |
|---|---|---|
| **Craig Steinke** | Chairman | Finance and Acquisitions, 25 years, Reconnaissance Energy, Various Canadian E&P Companies |
| **Scott Zimmerman** | President & CEO | Petroleum Engineer, 26 years, Amoco, JM Huber, Evergreen Resources |
| **Paul Wiesner** | CFO | MBA MIT, 12 years, Anchor Bay Corporation, Bear Paw Energy, Crestone Energy Ventures |
| **Keith Knapstad** | VP Oper. USA | Petroleum Engineer, 21 years, Marathon, Pennaco, JM Huber |
| **Don Martin** | VP Oper. CAN/INTL | Geologist, 25 years, Nytis Exploration, Evergreen Resources Canada |

# Operations & Technical Team

| *Individual* | *Specialty* | *Unconventional Exploration* |
|---|---|---|
| **Scott Zimmerman** | Eng., Drlg., Compl. | 20+ years |
| **Keith Knapstad** | Eng., Oper., Compl. | 15+ years |
| **Don Martin** | Bus. Dev., Oper., Geo. | 5+ years |
| **Matt Humphreys** | Geo., Bus. Dev. | 30+ years |
| **Harry TerBest** | Geo. | 30+ years |
| **Jerry Trout** | Drlg., Compl., Oper. | 30+ years |
| **Kurt Bair** | Eng., Oper., Compl. | 15+ years |
| **Barbara Zimmerman** | USA Land | 20+ years |
| **Ronald Sutsch** | Canadian Land | 5+ years |

*Storm Cat's Operations and Technical Team represents 150 plus man years of hands on, diverse, Unconventional/CBM Experience.*

STORMCAT
ENERGY CORPORATION

# Strategy

Storm Cat Energy is a rapidly growing exploration company focusing on developing unconventional natural gas reserves globally.


Innovative Dealing
Best Technology Apps
Growth in Shareholder Value
Strategic Relationships
Geographic Focus

Our mission is to create value for our shareholders by applying strong technical expertise to strategies that will unlock substantial natural gas resources in areas where production can be achieved quickly and efficiently.

# Historical Timeline



Farm-in Saskatchewan
AMEX Listed
Jamison/20M Alaska Acreage
EnCana farm-in for Elk Valley
Oct Nov Dec
2003
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2004
Jan Feb Mar Apr May Jun Jul Aug Sept
2005
Storm Cat Formed
Production Agreement Mongolia
Scott Zimmerman becomes President/CEO
Palo Acquisition
120 Well Drilling Program PRB Started
Management and Technical Team Hired

STORMCAT ENERGY CORPORATION

# Company Holdings

**Reserves – Netherland Sewell**
- 9.45 BCF Proved
- 4.42 BCF Probable

**Current Production**
- Producing Wells – 106
- Operated Wells – 102
- 3,500 MCFD Gross

**Acreage Positions**

Wyoming
- 7,800 gross

Alaska
- Over 35,000 gross

Canada
- Over 300,000 gross

Mongolia
- Over 18,000,000

STORMCAT ENERGY CORPORATION

# Powder River Project

# Why Storm Cat and PRB?

- Technical team has a long track record drilling and completing wells in PRB
- Pioneers of multi-seam completion
- Focused target area running north of Gillette to Montana boarder
- Low risk quality assets
- Access to market

# Powder River Basin


Montana
Northeast
Spotted Horse
Jamison
Twenty Mile Fields
Sheridan
Sheridan County
Big Horn County
Crook County
Gillette
Johnson County
Washakie County
t Springs County
Campbell County
Weston County
South Dakota
Wyoming
Fremont County
Natrona County
Converse County
Niobrara County
Nebraska
Legend
Storm Cat CBM Wells
Other Powder River Basin CBM Wells

# Powder River Basin



Montana
Sheridan
area shown on larger map
Gillette
South Dakota
Wyoming
Nebraska
57N/76W
57N/75W
57N/74W
57N/73W
57N/72W
56N/76W
56N/75W
56N/74W
56N/73W
56N/72W
Northeast Spotted Horse
55N/79W
55N/78W
55N/77W
55N/76W
55N/75W
55N/74W
55N/73W
55N/72W
54N/79W
54N/78W
54N/77W
54N/76W
54N/75W
54N/74W
54N/73W
54N/72W
53N/79W
53N/78W
53N/77W
53N/76W
53N/75W
53N/74W
53N/73W
53N/72W
52N/79W
52N/78W
52N/77W
52N/76W
52N/75W
Jamison
52N/74W
52N/73W
52N/72W
N. 20 Mile
51N/76W
51N/75W
51N/74W
51N/73W
51N/72W
Legend
Storm Cat CBM Wells
Other Powder River Basin CBM Wells
Storm Cat Land Position

STORMCAT ENERGY CORPORATION

# Powder River Basin Development

- 120 Multi-seam locations drilled by 2nd qtr 2006
- 1st well spudded July 19, 2005
- 12 Wells drilled to date
- Remaining permits filed and are anticipated to keep pace with the drilling program

# Forecasted Production
## PRB Existing Holdings



StormCat PRB Properties
Wellhead GMCFD
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Approx 120
Wells Added
7/05 to 4/06
Jamison/20Mile
NESH

STORMCAT ENERGY CORPORATION

# CANADA

# Why Storm Cat and Canada?

*"Canadian Company with USA Expertise"*

- Huge un-tapped unconventional resources
- Canada is in the early stages of developing unconventional resources
- Low cost of entry

# Canada


Greenland
Alaska (USA)
Canada
Area shown on main map
United States of America
British Columbia
Alberta
Saskatchewan
Manitoba
St. Albert
Edmonton
Red Deer
Calgary
Lethbridge
Prince Albert
Saskatoon
Vernon
Kelowna
Penticton
Nanaimo
Vancouver
Burnaby
Richmond
Abbotsford
Surrey
Victoria
Elk Valley Farmin 77,775 Acres
Moose Mountain Farmin 236,000 Acres
Legend
Storm Cat Elk Valley Prospect
Storm Cat Moose Mountain Prospect
0 55 110 220 Miles
0 55 110 220 Kilometers
N
S
E
W

STORMCAT ENERGY CORPORATION

# Elk Valley Project

# Elk Valley Project



Location Map:
Calgary
Elk Valley
CBM Fairway
High River
Mine
Elkford
Alberta
British Columbia
Gas Pipeline
Fernie
To U.S.
Pincher Creek

| | |
|---|---|
| Land: | ~78,000 acres |
| Net Coal: | 210 – 380 ft |
| Depth: | 640 – 3500 ft |
| Rank: | High to Low Volatile Bituminous |
| Gas Content: | 200 - 600 scf/ton AR |
| Permeability: | 1 - 20 mD |
| Potential Wells: | up to 250+ |
| Potential Reserves: | up to 1.2 tcf – Risked Gross |
| Water Management: | Surface Discharge |



Greenhills Project
West (Shallow) Pilot
East (Deep) Pilot

STORMCAT
ENERGY CORPORATION

# Prior Development

- East and West Pilot Program
  - 17 stratigraphic and exploratory wells drilled to various depths
  - Over 300 feet of coal in 14 seams
  - Traditional drilling and completion techniques
  - Best well produced over 300 mcf/d
- Permitting and EIS completed
- Pipeline within 6 miles of pilot
- Access roads in place

# West Pilot: a-C85-L



a-C85-L / 82-J-2
100
10
1
0
Water (m3/day)
1000
100
10
1
Gas (mcfd)
Jan 30 - Feb 16/02
Selective Swab
01-Oct-01
29-Oct-01
26-Nov-01
24-Dec-01
21-Jan-02
18-Feb-02
18-Mar-02
15-Apr-02
13-May-02
10-Jun-02
08-Jul-02
05-Aug-02
02-Sep-02
30-Sep-02
28-Oct-02
25-Nov-02
23-Dec-02
20-Jan-03
17-Feb-03
17-Mar-03
14-Apr-03
12-May-03
09-Jun-03
07-Jul-03
04-Aug-03
Water
Load Fluid Added
Gas

Classic CBM Response

STORMCAT ENERGY CORPORATION

# Farm-in Commitment

- All dollars invested for development
  - $2MM CDN by June 30th, 2006
  - Additional $10MM CDN by June 30th, 2008
  - Not obligated to spend $12MM CDN
- EnCana backs in for 50% or elects to take an override after $12MM CDN spent
- Storm Cat Energy Retains Operations

# Elk Valley Development

- Re-activate west pilot program
- Spud new exploratory well using drilling and completion techniques unique to CBM development
- Use development team's multi-seam/CBM experience
- EnCana's active involvement in BC provides access to rigs and assistance with regulatory approvals

# Moose Mountain Project

# Regional Location



N
CANADA
SASKATCHEWAN
Lloydminster
Prince Albert
North Battleford
Melfort
Saskatoon
Melville
Swift Current
Moose Jaw
Regina
Weyburn
Estevan
Storm Cat
Exploration Block
Other Major Oil & Gas
Exploration Areas
200
Kilometers

# Clemenceau Results

- Gas shows in Cretaceous-age reservoirs
  - 2nd White Specs
  - Mannville
  - Souris River
- Oil shows in Paleozoic carbonates
  - Dawson Bay
  - Winnepegosis
- Results provide encouragement to develop
  - Gas in 2nd White Specks in downdip areas
  - Hydrocarbons in conventional traps in Paleozoic carbonates

# Moose Mountain Development

- Incorporate results of the Clemenceau well drilled June, 2005
- Run Aeromag and Geo-Chem
- Spud Exploratory well 2nd quarter of 2006

# Alaska Project

# Why Storm Cat and Alaska?

- Technical team
  - Knows the geology
  - Worked in the geo-political environment
- Low cost of entry
- Strong demand for natural gas in Mat-Su Valley
- Pipeline access to market and infrastructure

# Alaska Cook Inlet Basin


Cook Inlet Basin
Anchorage
Cook
Inlet

- Established Conventional Gas
  - Discovered 1957
  - Existing infrastructure
  - 9.2 Tcf Produced to Date

- Cook Inlet Basin Resource
  - 1.5 trillion tons coal potential


Storm Cat
Leases
Evergreen
Pioneer Unit
Basin Outline
Anchorage
Cook Inlet

STORMCAT

# Cook Inlet Development

- Acquired 35,000 acres around Pioneer Unit
- Geophysical and Geological analysis for first drilling location
- Drill Stratigraphic well in 4th quarter 2005

# Mongolia 2005:
# Noyon and Tsaidam Exploration Blocks

# Mongolian Locations



Mongolia
Ulaangom
Uvs
Olgiy
Bayan-Olgiy
Hovd
Hovd
Hovsgol
Moron
Dzavhan
Uliastay
Arhangay
Tsetserleg
Bulgan
Bulgan
Suchboatar
Darhan
Darhan
Selenge
Ulaanbaatar
Ulaanbaatar
Dzuunmod
Tov
Tsaidam
Hentiy
Ondorhaan
Dornod
Choybalsan
Baruun Urt
Suhbaatar
Altay
Govi-Altay
Bayanhongor
Bayanhongor
Arvayheer
Ovorhangay
Mandalgovi
Dundgovi
Saynshand
Dornogovi
Dalandzadgad
Omnogovi
Noyon

# Storm Cat
# Reserve Potential

# Reserve Potential

| Project | Risked Reserves (BCF) | Unrisked Reserves (BCF) |
|---|---:|---:|
| Powder River | 14 | 14 |
| Elk Valley | 265 | 420 |
| Alaska | 20 | 105 |
| Moose Mountain | 20 | 101 |
| **Total** | **319** | **640** |

# P1+ P2 Reserve Potential


Cummulative Reserves Added by Year
700
600
500
400
300
200
100
0
BCF
2005
2006
2007
2008
2009
2010
2011
PRB
MM
AK
EV

STORMCAT ENERGY CORPORATION

# Drilling & Exploration Budget

| | |
|---|---|
| POWDER RIVER BASIN | $18.0 MM |
| ELK VALLEY (BC) | $16.0 MM |
| COOK INLET ALASKA | $1.0 MM |
| MOOSE MOUNTAIN (SK) | $1.5 MM |
| MONGOLIA | $0.6 MM |
| **TOTAL CAPITAL INVESTMENT ESTIMATE NEXT 12 MONTHS** | **$37.1 MM** |

(All amounts in US dollars)

# Why STORM CAT ???


Management
Focus
$VALUE$
Assets

- Management
  - Technical Expertise
  - Proven Record
  - History of Working Together
- Focus
  - Unconventional Resources
- Assets
  - Well Blended Portfolio of Low to High Risk Development Opportunities
  - Production and Cash Flow

AMEX - SCU

TSX V – SME

www.stormcatenergy.com

303.991.5070

STORMCAT

ENERGY CORPORATION